Exhibit 99.1

RAD

RADIOPHARM THERANOSTICS

Quarterly Activities & Cash Report and 4C for the quarter ended 31 December 2024

ASX ANNOUNCEMENT 30 January 2025

QUARTERLY ACTIVITIES AND CASH FLOW REPORT

QUARTER ENDED 31 DECEMBER 2024

Sydney, Australia – 30 January 2025 – Radiopharm Theranostics (ASX:RAD, “Radiopharm” or the “Company”), a developer of a world-class platform of radiopharmaceutical products for both diagnostic and therapeutic uses, is pleased to provide a summary of its activities for the quarter ended 31 December 2024.

●	Ethics Approval received to start Phase 1 therapeutic trial of RAD202 for HER2-positive cancers.

●	Ethics Approval granted to expand RAD204 trial to five additional cancer types.

●	IND Approval for RAD 101 Phase 2b Imaging trial in Brain Mets & BAMF Health partnership

●	Completed preclinical studies for RAD 402, with human trials planned for H2 2025.

●	Partnership with AtomVie to develop 177Lu-BetaBart for B7-H3-expressing tumors.

●	Co-development deal with Lantheus for radiopharmaceutical trials in Australia.

●	Post balance date, in early January Lantheus became largest shareholder in RAD following A$8.0m placement at $0.06 per share

●	Previous guidance of cash runway to mid-2026 remains

●	Nasdaq listing of Radiopharm Theranostics American Depository Shares (RADX)

●	Appointment of Noel Donnelly as Non-Executive Director

RAD 202 RECEIVES APPROVAL TO START PHASE 1 HER-2THERAPEUTIC TRIAL in Australia

In December, Radiopharm received ethics approval in Australia to initiate a Phase 1 trial of 177Lu- RAD202 for HER2-positive metastatic solid tumors, including breast and gastric cancers.

The open-label ‘HEAT’ trial will assess the safety, tolerability, and preliminary clinical activity of this radiotherapeutic across multiple Australian sites, supported by GenesisCare CRO. The trial builds on prior data demonstrating the safety, biodistribution, and potential therapeutic effects of RAD202 in preclinical and diagnostic studies. RAD202 targets HER2, a key oncology marker, aiming to provide an alternative treatment for patients resistant to standard therapies.

Positive data on RAD202 was presented at the 2024 European Association of Nuclear Medicine (EANM) Annual Meeting during October. The findings confirmed that 68Ga-RAD 202 demonstrates rapid tumor uptake, a high tumor-to-background ratio, and low uptake in non-specific organs, supporting its potential for imaging and therapy in HER2-positive cancers.

Preclinical studies further validated RAD 202's efficacy, showing tumor growth inhibition and significantly prolonged survival in HER2-positive xenograft models when labeled with 177Lu.

AUSTRALIAN ETHICS COMMITTEE APPROVAL TO EXPAND PD-L1 NANOBODY (RAD204) THERAPEUTIC PHASE 1 TRIAL IN MULTIPLE TUMOR TYPES

Radiopharm announced in November that it has received ethics approval from the Australian Human Research Ethics Committee (HREC) to expand the scope of its ongoing Phase 1 trial of the radiotherapeutic 177Lu-RAD204. Initially focused on Non-Small Cell Lung Cancer (NSCLC), the trial will now include participants with five additional PD-L1-positive solid tumors: Small Cell Lung Cancer (SCLC), Triple Negative Breast Cancer (TNBC), Melanoma, Head and Neck Cancer (HNSCC), and Endometrial Cancer.

Radiopharm Theranostics Limited

Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia

ABN: 57 647 877 889

ASX ANNOUNCEMENT 30 January 2025

The open-label, First-In-Human dose escalation trial, titled “Phase 0/1 Study of the Safety and Tolerability of 177Lu-RAD204,” is designed to evaluate the safety and preliminary clinical activity of the radiotherapeutic in individuals with PD-L1-expressing advanced cancers. RAD204 is a single- domain monoclonal antibody targeting PD-L1, a protein that regulates immune system activity and is overexpressed in many cancers. By targeting PD-L1, RAD204 aims to overcome resistance mechanisms associated with standard treatments for these tumor types.

Previous Phase 1 imaging data from 16 NSCLC patients demonstrated the safety and biodistribution of RAD204, confirming its tumor-targeting capability and potential for therapeutic application. With recruitment underway at numerous sites across New South Wales, South Australia, and Western Australia, the trial is supported by leading oncology care provider GenesisCare CRO.

The trial’s expansion aligns with Radiopharm’s strategy to develop RAD204 as a tumor-agnostic radioimmunotherapy. By broadening eligibility to include additional tumor types, the company aims to validate the compound’s potential for a pan-tumor predictive biomarker approach, offering a new treatment avenue for patients with advanced PD-L1-positive cancers.

COMPLETION OF PRECLINICAL DATA PACKAGE FOR KLK3-TARGETING RADIOTHERAPEUTIC (RAD 402)

During the quarter, the Company completed preclinical studies for its KLK3-targeting radiotherapeutic, RAD 402, which uses the radionuclide Terbium-161 (Tb-161). The studies demonstrated promising safety and biodistribution profiles, with high tumor targeting and minimal kidney and bone marrow uptake.

The findings support progression to First-In-Human trials, planned for H2 2025. GMP manufacturing is underway and expected to be completed by Q1 2025. RAD 402, designed for advanced prostate cancer, leverages Tb-161's enhanced therapeutic activity compared to Lutetium-177, reinforcing its potential as a first-in-class treatment option.

RADIOPHARM THERANOSTICS AND ATOMVIE GLOBAL RADIOPHARMA PARTNER TO DEVELOP AND MANUFACTURE 177LU-BETABART

Radiopharm has partnered with AtomVie Global Radiopharma to develop and manufacture 177Lu- BetaBart, a radiopharmaceutical targeting B7-H3, an immune checkpoint molecule overexpressed in several solid tumors.

The compound is designed to reduce off-target toxicity while enhancing tumor specificity. It targets the 4Ig subtype of B7-H3, the most common subtype in human tumors, and represents a promising approach for antibody-based cancer immunotherapy.

The collaboration, which includes Radiopharm Ventures (a joint venture between Radiopharm and MD Anderson Cancer Center), aims to advance 177Lu-BetaBart to a Phase I/II First-In-Human trial in the US by mid-2025. AtomVie will leverage its extensive expertise and new state-of-the-art manufacturing facility, scheduled to open in early 2025, to support clinical development and eventual commercialization.

Earlier in the quarter Radiopharm also announced significant progress in developing BetaBart. A pre- IND meeting request has been submitted to the FDA, and the first GMP batch of the antibody with chelator has been successfully produced. BetaBart has previously demonstrated tumor shrinkage and prolonged survival in preclinical studies.

Radiopharm Theranostics Limited

Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia

ABN: 57 647 877 889

ASX ANNOUNCEMENT 30 January 2025

FDA IND APPROVAL & STRATEGIC COLLABORATION WITH BAMF HEALTH TO MANUFACTURE AND DOSE 18F-RAD 101 FOR PHASE 2B IMAGING STUDY OF BRAIN METASTASIS

In October, the Company announced a partnership with BAMF Health to manufacture and dose its proprietary radiotracer, 18F-RAD 101, for a Phase 2b imaging trial targeting brain metastases. BAMF Health is also expected to serve as the first clinical trial site as part of trial.

18F-RAD 101 is a small molecule targeting fatty acid synthase (FASN), an enzyme overexpressed in many solid tumors, including brain metastases. Previous Phase 2a trials demonstrated significant tumor uptake and imaging consistency across tumor origins. The Phase 2b study, an open-label, single- dose trial, will evaluate the imaging performance of 18F-RAD 101 in patients with suspected recurrent brain metastases.

BAMF Health, a leader in molecular imaging and radiopharmaceutical manufacturing, will leverage its advanced facilities and clinical trial platform to support the trial.

FDA IND approval to start phase 2b has been received during Q4 2024.

STRATEGIC CO-DEVELOPMENT PARTNERSHIP WITH LANTHEUS FOR AUSTRALIA

To finish the calendar year 2024, Radiopharm announced a strategic co-development partnership with Lantheus to advance clinical development of innovative radiopharmaceuticals in Australia.

Radiopharm will lead clinical development efforts in Australia, with an initial focus on a Phase 1 imaging trial targeting multiple solid tumors, with Lantheus funding all associated clinical costs associated with the program. Milestone payments of up to USD 2 million will be made to Radiopharm upon achieving key objectives, including ethics approval, first patient dosing, and enrollment completion for the first imaging trial under the agreement.

LANTHEUS INCREASES TO 12.16% SHAREHOLDING IN RADIOPHARM WITH $US5 MILLION (AUD$8.0 MILLION) PLACEMENT

Shortly after the conclusion of the reporting period, Radiopharm was pleased to announce it had executed a subscription agreement for a private placement of shares to its strategic US partner and substantial shareholder, Nasdaq-listed Lantheus Holdings, raising US$5 million (approx. A$8 million).

The placement was completed at A$0.06 per share, a 150% premium to the last traded price of Radiopharm shares prior to the execution of the agreement. The placement replaces 6-month options that Radiopharm issued to Lantheus in August 2024.

Massachusetts-based Lantheus is the leading radiopharmaceutical-focused company, delivering lifechanging science to enable clinicians to Find, Fight and Follow disease to deliver better patient outcomes. It also has offices in Canada and Sweden and has provided radiopharmaceutical solutions for more than 65 years.

NASDAQ LISTING OF AMERICAN DEPOSITARY SHARES

The Company achieved a Nasdaq listing for its American Depositary Shares (ADSs), trading under the ticker "RADX" as of 27 November 2024. Each ADS represents 300 ordinary shares, complementing its primary ASX listing and significant US shareholder base. The listing was completed without an associated capital raise and aims to enhance the Radiopharm’s visibility among US and international investors.

Radiopharm Theranostics Limited

Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia

ABN: 57 647 877 889

ASX ANNOUNCEMENT 30 January 2025

RADIOPHARM PRESENTS AT JONES RESEARCH RADIOPHARMA DAY

In October the Company was invited to present at the JonesResearch Virtual Radiopharma Day. It featured fireside chats and panel discussions with public and private companies in the radiopharmaceutical sector, as well as accommodating 1-on-1 meetings with investors. The panel discussion covered topics including potential advantages of novel targeting modalities, isotope supply and logistics, and novel molecular targets.

APPOINTMENT OF NOEL DONNELLY AS NON-EXECUTIVE DIRECTOR

In October the Company announced the appointment of Noel Donnelly as a Non-Executive Director. Mr Donnelly brings over 25 years of experience in finance, strategy, and operations within the biopharmaceutical industry, with significant achievements in corporate governance and financial strategy. He is currently CFO at PepGen Inc., where he oversaw a successful IPO and subsequent financing rounds, raising a combined US$210M.

Previously, he held senior roles at Takeda/Shire PLC, managing R&D integrations worth over US$160 billion and contributing to strategic portfolio management. His expertise spans valuation, investor relations, and decision support analysis.

FINCIAL UPDATE

The Appendix 4C Quarterly Cash Flow report is set out below.

Closing cash at the end of the quarter was $36.47 million, decreasing from $46.46 million at the end of the prior quarter.

Net cash outflows during the period in operating activities was $8.74 million with direct Research and Development expenditure and staff costs accounting for 93% of the operating expenditure.

The net cash outflows from financing activities for the quarter was $2.15 million. This related to the repayment of advance the company had on its research and development rebate.

Subsequent to 31 December 2024, the Company raised $8.00 million from its placement with Lantheus as announced on 10 January 2025. The funds raised will extend the Company’s cash runway and will be applied to develop Radiopharm’s clinical pipeline.

In accordance with Listing Rule 4.7C, payments made to related parties and their associated included in items 6.1 of the Appendix 4C include payments for remuneration of director fees to executive and non-executive directors in the normal course of business at commercial rates, excluding reimbursements of out-of-pocket expenses.

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm has been listed on ASX (RAD) since November 2021. The company has a deep pipeline of highly differentiated molecules spanning peptides, small molecules and monoclonal antibodies for use in cancer, in pre-clinical and clinical stages of development. The pipeline has been built based on the potential to be first-to-market or best-inclass. The clinical program includes one Phase II and three Phase I trials in a variety of solid tumour cancers including brain, lung, breast and pancreas. Learn more at radiopharmtheranostics.com.

Radiopharm Theranostics Limited

Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia

ABN: 57 647 877 889

ASX ANNOUNCEMENT 30 January 2025

Authorized on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

For more information:

Riccardo Canevari

CEO & Managing Director

P: +1 862 309 0293

E: rc@radiopharmtheranostics.com

Matt Wright

NWR Communications

P: +61 451 896 420

E: matt@nwrcommunications.com.au

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/

Twitter – https://twitter.com/TeamRadiopharm

Linked In – https://www.linkedin.com/company/radiopharm-theranostics/

InvestorHub – https://investorhub.radiopharmtheranostics.com/

Radiopharm Theranostics Limited

Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia

ABN: 57 647 877 889

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity

Radiopharm Theranostics Limited

ABN	Quarter ended (“current quarter”)

57 647 877 889	31 December 2024

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	-	-
1.2	Payments for
	(a) research and development	(5,931)	(14,563)
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(39)	(120)
	(d) leased assets	-	-
	(e) staff costs	(2,203)	(5,792)
	(f) administration and corporate costs	(1,108)	(2,548)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	255	380
1.5	Interest and other costs of finance paid	-	(44)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other – GST refunded	290	474
1.9	Net cash from / (used in) operating activities	(8,736)	(22,213)

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	2,995
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	-	2,995

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	45,842
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(33)	(4,198)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	(1,900)	(1,900)
3.7	Transaction costs related to loans and borrowings	(219)	(219)
3.8	Dividends paid	-	-
3.9	Other – payments of license fee liabilities and settlement fees	-	(2,928)
3.10	Net cash from / (used in) financing activities	(2,152)	36,597

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	46,431	18,575
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(8,736)	(22,213)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	2,995
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(2,152)	36,597
4.5	Effect of movement in exchange rates on cash held	894	483
4.6	Cash and cash equivalents at end of period	36,437	36,437

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	36,437	46,431
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	36,437	46,431

6.	Payments to related parties of the entity and their associates	Current quarter $A'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	934
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

In accordance with Listing Rule 4.7C, payments made to related parties and their associates included in items 6.1 of the Appendix 4C includes compensation and director fee related payments in the normal course of business at commercial rates, excluding reimbursements of out-of-pocket expenses.

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.	Financing facilities Note: the term “facility’ includes all forms of financing arrangements available to the entity. Add notes as necessary for an understanding of the sources of finance available to the entity.	Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.
N/A

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(8,736)
8.2	Cash and cash equivalents at quarter end (item 4.6)	36,437
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	36,437

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	4

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer: N/A

8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: N/A

8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer: N/A

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	30 January 2025

Authorised by:	The Board

(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.	Page 5

Quarterly Activities & Cash Report and 4C for the quarter ended 31 December 2024

ASX : RAD

RAD

RADIOPHARM THERANOSTICS